# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingz, 1st Street, Hengli Town, Nansha District, Guangzhou, China (F4), 511458
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-25-006060
Filed by CIK 0002067495

## Reporting persons
- Jun Peng: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,000,000; shared voting power 0; sole dispositive power 60,000,000; shared dispositive power 0; aggregate amount beneficially owned 60,000,000 (13.8% of the class)
  Comment: Note to Rows 5, 7 and 9: Representing (i) 43,988,000 Class B ordinary shares held of record by Jun Peng, (ii) 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Jun Peng, (iii) 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Jun Peng, and (iv) 13,990,000 Class B ordinary shares held under the Voting Trust, which is controlled by Dr. Jun Peng as its sole trustee, and the beneficiaries being Dr. Peng and his family member. The trustee of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Juan Xu.
  
  The proxy and power of attorney arrangements relating to 608,122 Class A ordinary shares held by Dr. Jun Peng on behalf of certain minority shareholders have been terminated, as the relevant proxy providers have either disposed of their shares on Nasdaq or otherwise ended the proxy arrangement. As a result, Dr. Jun Peng is no longer deemed the beneficial owner of these Class A ordinary shares.
  
  Note to Row 11: See Item 4.
- Alicia Peng Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,011,000; shared voting power 0; sole dispositive power 1,011,000; shared dispositive power 0; aggregate amount beneficially owned 1,011,000 (0.2% of the class)
  Comment: Notes to Rows 5, 7, and 9: Representing 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Jun Peng.
  
  Note to Row 11: See Item 4.
- Selena Peng Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,011,000; shared voting power 0; sole dispositive power 1,011,000; shared dispositive power 0; aggregate amount beneficially owned 1,011,000 (0.2% of the class)
  Comment: Notes to Rows 5, 7, and 9: Representing 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Jun Peng.
  
  Note to Row 11: See Item 4.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, People's Republic of China, 511458

## Item 2. Person Filing
Name of person filing:
Jun Peng

Alicia Peng Irrevocable Trust

Selena Peng Irrevocable Trust
Address of principal business office or, if none, residence:
The business address of Jun Peng is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People's Republic of China.

The address of Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is 1842 Greenbrier Cape, Girardeau, MO 63701, USA.
Citizenship:
Jun Peng: United States

Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust: California, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Percentage of Ownership:

Jun Peng: 13.8%
Alicia Peng Irrevocable Trust: 0.2%
Selena Peng Irrevocable Trust: 0.2%

Percentage of Voting Power:

Jun Peng: 51.6%
Alicia Peng Irrevocable Trust: 0.9%
Selena Peng Irrevocable Trust: 0.9%

The percentage of ownership is calculated based on 433,541,553 ordinary shares, including 352,452,783 Class A ordinary shares and 81,088,770 Class B ordinary shares issued and outstanding as of November 6, 2025, according to the Announcement of Allotment Results filed by the Issuer with The Stock Exchange of Hong Kong Limited on November 5, 2025.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer's ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Sole power to vote or to direct the vote:
Jun Peng: 60,000,000
Alicia Peng Irrevocable Trust: 1,011,000
Selena Peng Irrevocable Trust: 1,011,000
Shared power to vote or to direct the vote:
Jun Peng: 0
Alicia Peng Irrevocable Trust: 0
Selena Peng Irrevocable Trust: 0
Sole power to dispose or to direct the disposition:
Jun Peng: 60,000,000
Alicia Peng Irrevocable Trust: 1,011,000
Selena Peng Irrevocable Trust: 1,011,000
Shared power to dispose or to direct the disposition:
Jun Peng: 0
Alicia Peng Irrevocable Trust: 0
Selena Peng Irrevocable Trust: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement dated May 15, 2025 as Exhibit 99.1 (previously filed)

## Signatures
- Jun Peng: /s/ Jun Peng, Jun Peng (11/17/2025)
- Alicia Peng Irrevocable Trust: /s/ Juan Xu, Juan Xu / Trustee of Alicia Peng Irrevocable Trust (11/17/2025)
- Selena Peng Irrevocable Trust: /s/ Juan Xu, Juan Xu / Trustee of Selena Peng Irrevocable Trust (11/17/2025)